UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Extraordinary General Shareholders Meeting

On February 5, 2026, 11:00 a.m. Beijing Time (February 4, 2026, 10:00 p.m. Eastern Time), Erayak Power Solution Group Inc (the “Company”) held its extraordinary general shareholders meeting (the “EGM”) at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025. Holders of 854,061 Class A ordinary shares and 40,910 Class B ordinary shares of the Company were present in person or by proxy at the EGM, representing approximately [--]% of the combined voting power of Class A and Class B ordinary shares as of the record date of January 13, 2026, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the EGM were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1:
By an ordinary resolution, to approve a change of the Company’s authorized share capital from US$220,000,000 divided into 10,000,000,000 ordinary shares of par value of US$0.022 each, comprising (a) 9,000,000,000 class A ordinary shares of par value of US$0.022 each and (b) 1,000,000,000 class B ordinary shares of par value of US$0.022 each, to US$220,000,000 divided into 22,000,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 19,800,000,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 2,200,000,000,000 class B ordinary shares of par value of US$0.00001 each, with immediate effect (the “Share Capital Change”).	881,157	23,361	71

Proposal 2:
By an ordinary resolution, to approve (a) one or more share consolidations of the Company’s issued and unissued class A ordinary shares of par value of US$0.022 each (the “Class A Ordinary Shares”) and class B ordinary shares of par value of US$0.022 each (the “Class B Ordinary Shares”, and, together with Class A Ordinary Shares, the “Ordinary Shares”), at a ratio of not less than 1-for-10 and not more than 1-for-500, with the final ratio to be determined by the board of directors (the “Board”) in its sole discretion at any time after approval by the shareholders (altogether, the “Share Consolidations” and each, a “Share Consolidation”), and authorize the Board to implement such Share Consolidations at the exact consolidation ratio and effective time as the Board may determine in its absolute discretion at any time prior to the one-year anniversary of the Meeting; and (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidations, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidations, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidations, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidations.	881,455	23,054	79

Proposal 3:
By a special resolution, subject to approval by the shareholders of Proposal One, and entirely conditional upon the effectiveness of the Share Capital Change, the shareholders approve the adoption of the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated Memorandum and Articles of Association”), in the form set forth in Appendix A to this notice, in substitution for and to the exclusion of the currently effective memorandum and articles of association of the Company, which Fifth Amended and Restated Memorandum and Articles of Association shall take effect with immediate effect to reflect the Share Capital Change, and the shareholders further authorize the Board to do all acts and things as it considers necessary or desirable in connection with the foregoing, including attending to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Adoption of the Fifth Amended and Restated Memorandum and Articles of Association”).	881,312	22,967	309

Proposal 4:
By a special resolution, subject to approval by the shareholders of Proposal Two, and entirely conditional upon the effectiveness of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the shareholders approve the adoption of the an amended and restated memorandum and articles of association (the “New M&A”) in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to effectiveness of such Share Consolidation to solely reflect such Share Consolidation, so long as it is implemented at any time prior to the one-year anniversary of the Meeting (the “Adoption of New M&A upon Each Share Consolidation”).	881,777	22,642	169

Proposal 5:
By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company to be authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Change, the Share Consolidation, the Adoption of the Fifth Amended and Restated Memorandum and Articles of Association, the Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.	881,932	22,489	166

Proposal 6: By an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).	881,836	19,321	3,431

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Fifth Amended and Restated Memorandum and Articles of Association, filed as Exhibit 99.3 to the current report on Form 6-K filed on January 21, 2026, and incorporated by reference hereindated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: February 6, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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